August 6, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Petrobras Global Finance B.V. Petróleo Brasileiro S.A. – Petrobras Registration Statement on Form F-4

Ladies and Gentlemen:

On July 6, 2020, Petrobras Global Finance B.V. (the “Issuer”) and Petróleo Brasileiro S.A. — Petrobras (the “Guarantor,” and together with the Issuer, the “Co-Registrants”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-4 (as amended on July 28, 2020, the “Registration Statements”). The Registration Statements register U.S.$4,115,281,000 aggregate principal amount of PGF’s newly issued 5.093% Global Notes due 2030 of the Issuer (the “New Notes”) to be exchanged for the outstanding 5.093% Global Notes due 2030 of the Issuer previously issued in private transactions (such offer to exchange, the “Exchange Offer,” and such outstanding 5.093% Global Notes due 2030, the “Old Notes”) based on the Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman & Sterling Letter”). In connection with the filing of such Registration Statements and in anticipation of the acceleration of the effectiveness thereof, the Co-Registrants hereby represent as follows:

The Co-Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer, and to the best of the Co-Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Co-Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any noteholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the registered Exchange Offer (1) cannot rely on the staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”) in connection with a secondary resale transaction. The Co-Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling noteholder information required by Item 507 of Regulation S-K under the Securities Act.

To the best of the Co-Registrants’ information and belief, no broker-dealer participating in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities has entered into any arrangement or understanding with any of the Co-Registrants or any affiliate of the Co-Registrants to distribute the Old Notes. In addition, the Co-Registrants (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange therefor pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes and (ii) will include in the Exchange Offer prospectus the additional deemed representation that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer.

[SIGNATURE PAGES FOLLOW]

Very truly yours,

PETRÓLEO BRASILEIRO S.A. — PETROBRAS

By:	/s/ Larry Carris Cardoso
	Name:	Larry Carris Cardoso
	Title:	Attorney in Fact

PETRÓLEO BRASILEIRO S.A. — PETROBRAS

By:	/s/ André L. Campos Silva
	Name:	André L. Campos Silva
	Title:	Attorney in Fact

PETROBRAS GLOBAL FINANCE B.V.

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takhashi Saraiva
Title: Managing Director A

PETROBRAS GLOBAL FINANCE B.V.

By:	/s/ João Lossio Pereira dos Reis
Name: João Lossio Pereira dos Reis
Title: Managing Director B